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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Qualis Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Rockefeller Plaza STE 1640
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	781-780-7069 ext 11	estee@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cree Alessandri & Strauss CPA LCC
(Name – if individual, state last, first, and middle name)

20 Walnut Street STE 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

10/30/2018	6566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio DeRosa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Qualis Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Timothy J. Piscatelli
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02PI6406377
Qualified in New York County
Commission Expires March 30, 2024

Signature: [signature]



Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUALIS CAPITAL, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2021

QUALIS CAPITAL, LLC

DECEMBER 31, 2021

TABLE OF CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Qualis Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Qualis Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Qualis Capital, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Qualis Capital, LLC's management. Our responsibility is to express an opinion on Qualis Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Qualis Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cree Alessandri + Strauss

We have served as Qualis Capital, LLC's auditor since 2021

Cree Alessandri & Strauss CPAs LLC
March 18, 2022

1

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

QUALIS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	382,030
Manager fee receivable		89,788
Prepaid expenses and other current assets		23,337
TOTAL ASSETS	$	495,155

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	261,536
Total liabilities		261,536
Member's equity		233,619
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	495,155

The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of this financial statement.

QUALIS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

1. Nature of business and summary of significant accounting policies

Organization and Nature of Business

Qualis Capital, LLC was organized as a limited liability company under the laws of the state of Delaware on September 13, 2019. On May 1, 2020, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership.

The Company, a wholly-owned subsidiary of Qualis Holdings, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue from Contracts with Customers

Revenue from contracts with customers includes onboarding fees and manager fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Fees: Onboarding fees are recognized when a manager passes due diligence and is added to the platform, the income is reasonably determinable and the collection is assured. Manager fees are recognized at the end of each quarter when they are earned.

Income Taxes

As a single-member limited liability company, the Company is considered to be a disregarded entity for income tax purposes, with its income and expenses reported on the tax return of its Parent. Additionally, as a limited liability company, the Parent is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying financial statement.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the member.

Qualis Capital, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

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1. Nature of business and summary of significant accounting policies (continued)

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that no allowance for doubtful accounts was required at December 31, 2021.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in this financial statement and accompanying notes. Actual results could differ from these estimates.

Recent Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU was effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods. This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to member's capital as of the beginning of the period of adoption. The Company adopted this guidance in 2020 and it did not have a material impact on the Company's financial statement and related disclosures.

2. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $120,494 which was $103,058 in excess of its required net capital of $17,436. The Company's net capital ratio was 2.17 to 1.

Qualis Capital, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

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3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements with its Parent. Under the agreement, the Company receives some of its services from its Parent, which provides the use of its office space, facilities and personnel benefits. The Company does not record these services as expenses in its statement of operations and FOCUS reports. Pursuant to the expense sharing agreement, the Parent pays for these expenses, the Company shall not reimburse the Parent and the Parent shall not look to the Company for any payment.

Since these entities are under common control, such costs could differ significantly from those that would have been incurred if the entities were autonomous.

During 2021 the Parent paid for certain direct expenses of the Company. These expenses were recoded as a liability to the Parent by the Company and were subsequently forgiven by the Parent and recorded as a capital contribution by the Company.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in an account with a financial institution which, at times, may exceed federally insured limits. Exposure to such risk is reduced by placing its cash with a high quality institution. The Company has not experienced any losses in this account through December 31, 2021. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value at December 31, 2021, because of the relatively short maturity of these instruments.

5. COMMITMENTS AND CONTINGENCIES

The Company has no contingencies at December 31, 2021

The Company is committed to a Service and Maintenance agreement with Powerwrap Limited ABN.

6. COVID-19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

Qualis Capital, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

7. SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the statement of financial condition through March 18, 2022, which is the date the financial statement was available to be issued.

Management has evaluated events occurring after December 31, 2021 for potential recognition or disclosure in its financial statement. Management did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.